Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: September 2, 2014

The following news release was issued by Chiquita on September 2, 2014.

News Release

Contacts:

Steve Himes, 980-636-5636, shimes@chiquita.com, (Investors & Analysts)

Ed Loyd, 980-636-5145, eloyd@chiquita.com, (Media)

CHIQUITA SENDS LETTER TO SHAREHOLDERS AND FILES INVESTOR PRESENTATION TO SET RECORD STRAIGHT ON PROPOSED COMBINATION WITH FYFFES

Cutrale / Safra’s Misleading Statements and Flawed Calculations Fail to Make the Case that their Contingent $13 Per Share Proposal is Adequate

Chiquita Board Reaffirms that $13 Per Share Does Not Constitute a Superior Proposal and the

Board will Not Negotiate a Sale of the Company at an Inadequate Price

Cutrale / Safra has had the Opportunity to Revise its Proposal and has Chosen Not to Do So

There is No Reason to Delay or Risk the ChiquitaFyffes Transaction

The Best and Only Option for Shareholders at this Time is to Vote “FOR” the Proposed Combination with Fyffes

CHARLOTTE, N.C., September 2, 2014 – Chiquita Brands International, Inc. (NYSE:CQB) (“Chiquita”) today is mailing a letter to its shareholders that highlights key parts of a presentation the Company filed with the U.S. Securities and Exchange Commission (“SEC”) in which Chiquita sets the record straight regarding the flawed and misleading statements made by the Cutrale Group and the Safra Group (“Cutrale / Safra”) in connection with Chiquita’s proposed combination with Fyffes plc (ESM: FFY ID: AIM: FFY LN) (“Fyffes”). The presentation is available on the investor relations section of Chiquita’s website: www.chiquita.com.

The full text of the letter is below:

September 2, 2014

Dear Fellow Chiquita Shareholder,

Approximately two weeks ago, Chiquita’s Board of Directors unanimously determined that the unsolicited, contingent proposal from Cutrale / Safra to acquire Chiquita for $13.00 per share is inadequate and reiterated its recommendation in favor of the transaction with Fyffes. Since then, Cutrale / Safra has had ample opportunity to submit a revised proposal, but has chosen not to do so. Instead, Cutrale / Safra has dug in at $13.00 per share and made multiple inaccurate and misleading public statements attempting to discredit Chiquita’s Board and management team, as well as the highly compelling combination with Fyffes.

We are taking this opportunity to set the record straight and, once again, point out that the Cutrale / Safra $13.00 proposal is an inferior alternative to ChiquitaFyffes and that the proposal itself is opportunistic, at a low premium and based off an artificial low in Chiquita’s stock price.

CUTRALE / SAFRA’S MISLEADING STATEMENTS AND FLAWED CALCULATIONS FAIL TO MAKE THE CASE THAT THEIR CONTINGENT $13 PER SHARE PROPOSAL IS ADEQUATE AND IN THE BEST INTERESTS OF CHIQUITA AND ITS SHAREHOLDERS

X	Cutrale / Safra Grossly Understates the Value of the ChiquitaFyffes Transaction

✓	Reality: Cutrale / Safra selectively compares its contingent proposal of $13.00 per share to an outdated illustrative analysis, performed in February 2014 and described in Chiquita’s proxy statement of August 6, 2014, of the implied present value of the future share price of ChiquitaFyffes. That analysis assumed $40 million of synergies – not $60 million – and outdated Fyffes forecasts that were approximately $10 million lower than Fyffes’ latest guidance. The Cutrale / Safra contingent proposal is inadequate, especially when compared to the updated analysis. The updated analysis, when performed on a consistent basis to reflect the updated estimated incremental synergies and earnings and calculated to December 2014 (the assumed completion date of a transaction with Cutrale / Safra), indicates implied present value of future share prices, but without giving effect to any control premium, in the range of $13.09 – 14.69 per share and discounted cash flow value of $14.32 – 16.90 per share[1].

X	Cutrale / Safra Grossly Overstates the Transaction Multiple Offered to Chiquita Shareholders

✓	Reality: The Cutrale / Safra proposal is a low multiple by any measure. Cutrale / Safra’s use of Chiquita’s reported adjusted EBITDA[2] for the last 12 months ended June 30, 2014, is an inappropriate reference point against which to compare the multiple in the Cutrale / Safra proposal. This is because Chiquita’s last twelve months EBITDA is not indicative of its future performance as it does not give Chiquita credit for, amongst other things:
•	Significant performance improvements already implemented;
•	Elimination of one-time or special costs or charges;
▪	$10 million impact from Chiquita’s Midwest salad plant consolidation, and
▪	$18 million attributable to weather related costs in the first quarter of 2014.
•	The turnaround currently underway in Chiquita’s salads business; and
•	Future efficiencies
▪	For example, the $14-16 million shipping efficiencies announced by Chiquita on August 27, 2014

Chiquita is clearly in the midst of a turnaround, as evidenced by the increase in its EBITDA by 69% in 2013 compared to 2012 and an estimated increase of approximately 19% in 2014 compared to 2013[3]. The implied multiple provided by Cutrale / Safra based on Chiquita’s stand-alone LTM as of June 30, 2014, adjusted for special charges is 9.4x, Chiquita’s stand-alone estimated 2014 EBITDA is only 8.6x, and against ChiquitaFyffes estimated pro forma combined 2014 EBITDA, including run rate synergies, is 6.9x, not 11.8x.[4] Chiquita shareholders are not being asked to sell Chiquita as a stand-alone business. They are being asked to sell the value achievable in a Chiquita/Fyffes transaction. Accordingly, the Cutrale / Safra proposal is misleading, misrepresented and inadequate.

X	Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders

✓	Reality: The Cutrale / Safra proposal is opportunistic and based off an artificial low period in Chiquita’s historical stock price. By stating selectively that it represents a 29.2% premium Cutrale / Safra ignores that its proposal represents a:

•	4.2% discount to the 52-week high point (before announcement of the combination with Fyffes) in Chiquita’s closing stock price of $13.57, realized on September 11, 2013;
•	2.8% premium to Chiquita’s stock price of $12.64[5], the high point at which the stock traded post-announcement of the Fyffes transaction and pre-announcement of first quarter earnings; and
•	19.8% premium to Chiquita’s stock price of $10.85 on June 30, 2014.

It is also based on flawed calculations:

•	In its calculations, Cutrale / Safra incorrectly discounts future values to today rather than to its stated year-end target for closing the transaction. This error alone has an impact to valuation of about 50 cents per share.
•	Cutrale / Safra assumes unreasonably low growth rates for the ChiquitaFyffes business. As mentioned above, Chiquita is in a turnaround and has forecast approximately 19% EBITDA growth for this year.[6] In addition, Fyffes generated an EBITDA CAGR of more than 16% between 2008 – 2013.
•	Cutrale / Safra also applies low LTM EBITDA multiples relative to historical and current trading levels to calculate share prices.

When using accurate numbers and assumptions and appropriately discounting the values shown in Chiquita's previous presentation to year-end 2014, the resulting values are meaningfully in excess of the $13 per share proposal. Cutrale / Safra's analysis is incorrect, based on flawed assumptions and does not reflect a change of control premium for the company. Accurate calculations demonstrate that Cutrale / Safra's proposal is a purchase of the company at a discount to the present value for ChiquitaFyffes.

X	Cutrale / Safra Grossly Misrepresents Fyffes Business and Performance Track-Record

✓	Reality: Since 2008, Fyffes has grown its EBITDA faster than any of its fresh produce peers.[7] In addition, Fyffes is far less volatile than Chiquita or others in the industry as evidenced by the fact that 74% of Fyffes European sales are contracted.[8]

Fyffes also has significant land under management and contributes approximately 10,000 managed hectares to the merger, in comparison to Chiquita’s 16,000 hectares.[9] Since 2007, Fyffes has spent $108 million to acquire the farms that it currently operates.[10]

The Fyffes merger increases geographic, sourcing and fruit diversification and reduces exposure to any single market.

X	Cutrale / Safra Grossly Misrepresents Synergies in the ChiquitaFyffes Transaction

✓	Reality: Chiquita and Fyffes have identified an additional $20 million of synergies for a total of at least $60 million in annualized cost synergies by the end of 2016[11]. These synergy estimates have been carefully prepared and, in accordance with the requirements of the Irish Takeover Rules, documented and third party reviewed. When the transaction was initially reviewed, Chiquita’s Board considered synergy sensitivities that exceeded the $40 million estimate as publicly announced with announcement of the transaction, and since then, integration planning/synergy teams have validated the additional $20 million and are continuing their work.

X	Cutrale / Safra Grossly Misrepresents Entering Negotiations as a “Risk-Free” option

✓	Reality: Contrary to Cutrale / Safra’s assertions, there is considerable risk to Chiquita shareholders should the Company engage in discussions with Cutrale / Safra. In fact, there are many contingencies attached to the Cutrale / Safra proposal and any delay in closing the Fyffes transaction will result in a deferral to Chiquita shareholders of the anticipated benefits of the transaction. Also, there is risk that Fyffes may walk away from the transaction, if its shareholders vote against the transaction as a result of our engaging in discussions regarding the Cutrale / Safra proposal. This is a risk not worth taking given the terms of the existing proposal.

THERE IS NO “RISKLESS OPTION” — THE CHOICE IS CLEAR FOR CHIQUITA SHAREHOLDERS

The Chiquita Board is aware of its fiduciary duties and, in consultation with its financial and legal advisors, carefully reviewed Cutrale / Safra’s proposal and unanimously determined that $13.00 per share does not constitute a Chiquita Superior Proposal and is an inadequate price at which to negotiate a sale of Chiquita. Cutrale / Safra have had the opportunity to submit a revised proposal over the past two weeks and have chosen not to do so. There is no reason to delay the Fyffes deal, especially as any delay will cost Chiquita shareholders in terms of the present value of delayed synergy implementation and risks the Fyffes transaction ultimately not being consummated. The choice is clear:

1.	Vote “FOR” a better company, with greater potential to create value for shareholders. ChiquitaFyffes post-merger is a better and a more valuable business than Chiquita as a stand-alone company without the proposed merger. By voting “FOR” ChiquitaFyffes, shareholders have the opportunity to realize future appreciation of their share value as a result of the benefits of the combination, while maintaining the option of entertaining future offers for the combined company, at the right price; or

2.	Vote for no deal. Cutrale / Safra has had the opportunity to propose a transaction that fairly reflects the future value of Chiquita, but has not put forward a compelling proposal. Chiquita will not engage at an inadequate price.

MAXIMIZE THE VALUE OF YOUR INVESTMENT IN CHIQUITA

VOTE “FOR” THE PROPOSED TRANSACTION WITH FYFFES

The Chiquita Board unanimously recommends that you vote your shares “FOR” the proposed transaction with Fyffes: by signing, dating and returning the Company’s proxy card at your earliest convenience. The Chiquita Board also unanimously recommends that you vote your shares “FOR” the other proposals being presented by Chiquita, including the proposal on adjournment, so that your Board, acting in your interests, can determine the terms of any adjournment. In accordance with applicable rules, the designated proxies will use their discretionary authority to vote on any other matters properly presented at the meeting, based on the then applicable facts and circumstances. Internet and telephone voting options are also available and easy to follow instructions may be found in your proxy. Your vote is important. The method by which you vote does not limit your right to vote in person at the special meeting. We urge you not to return or sign any GOLD proxy card sent to you by Cutrale / Safra.

In addition to Alliance Advisors, LLC, whose contact information is contained in Chiquita's Proxy Statement, shareholders may also contact MacKenzie Partners Inc. with any questions or for assistance in submitting their proxy. Contact information for MacKenzie Partners is set forth below.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885

On behalf of your Board of Directors, we thank you for your continued support.

Sincerely,

Edward F. Lonergan
President and Chief Executive Officer

1 Source: Public Filings - The illustrative analysis of the implied present value of the future share price of Chiquita is designed to provide an illustrative indication of the potential present value of a future value of the equity as a function of Chiquita or ChiquitaFyffes estimated future EBITDA, including synergies, and its assumed EBITDA trading multiples. The above analysis reflects $10mm in incremental estimated EBITDA contribution from Fyffes (as per Fyffes public filings) converted to USD at an exchange rate of $1.3242 to €1.000, and the estimated $20mm incremental announced synergies, and an assumed 7.0x EBITDA multiple and pro forma ChiquitaFyffes diluted shares outstanding. The analysis assumes a cost of equity of 12% for the present value of future share price analysis, and cost of capital of 9.5% and 8.5% for the Low, and High values of the discounted cash flow analysis, respectively. For further information regarding the illustrative analysis of the implied present value of the future share price of Chiquita as performed in February 2014, reference is made to pages 84-86 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014. These analyses do not purport to be appraisals or valuations nor do they necessarily reflect the prices at which securities may actually be sold. These analyses are illustrative and actual trading prices may be more or less than those implied by any such illustrative analysis.

2 Chiquita reports its financial results in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In an effort to provide investors with additional information regarding Chiquita's results and to provide more meaningful year-over-year comparisons of the company's financial performance, as well as the measures that management uses to evaluate the company's performance against internal budgets and targets, Chiquita reports certain non-GAAP measures as defined by the SEC. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use. For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 343-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014.

3 For illustrative purposes, calculated by reference to Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $140 million, being the mid-point of Chiquita’s published estimated 2014 EBITDA range of $130 to $150 million.

4 The combined figures are not projections of how the Combined Group will trade. For illustrative purposes, 2014 estimated combined pro forma EBITDA is stated as Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $140 million, being the mid-point of Chiquita’s estimated range of $130 to $150 million, with Fyffes estimated 2014 EBITDA stated as $62 million, being the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27, 2014 plus, for comparability purposes, LTM depreciation of €7.1 million (converted to US$ at an exchange rate of $1.3242 to €1.0000), and assumes run-rate synergies of $60 million per the revised merger benefits statement.

5 High realized on April 22, 2014. Represents high since announcement of Chiquita Fyffes transaction on March 7, 2014 and prior to the last trading day, August 8, 2014, before receipt of Cutrale / Safra proposal.

6 For illustrative purposes, calculated by reference to Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $140 million, being the mid-point of Chiquita’s published estimated 2014 EBITDA range of $130 to $150 million.

7 Source: Public filings, as described in Chiquita’s presentation dated on or about September 1, 2014 filed with the U.S. Securities and Exchange Commission (“SEC”) and available on Chiquita’s website.

8 Source: Fyffes

9 Fyffes produces approximately 7% of the bananas, 60% of the pineapples and all of the melons sold by it on land owned or otherwise controlled by it. Chiquita produces approximately 37% of the bananas and none of the pineapples sold by it on land owned or otherwise controlled by it. Pro forma, ChiquitaFyffes would produce approximately 30% of the bananas, 30% of the pineapples and all of the melons sold by it on land owned or otherwise controlled by it.

10 Source: Fyffes

11 There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the statement of bases and assumptions for these synergy numbers which are set out in Appendix A of the announcement issued by Chiquita and Fyffes on August 27, 2014. The synergy and earnings enhancement statements in this press release should not be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in 2015, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland ("ChiquitaFyffes") has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita nor Fyffes undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Contact:

Chiquita Contacts:
Investors
Steve Himes
1 980-636-5636
shimes@chiquita.com

Media
Ed Loyd
1 980-636-5145
eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg
Joele Frank, Wilkinson Brimmer Katcher
1 212-355-4449